Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 30, 2020

Eldorado Gold Reports Q1 2020 Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the first quarter of 2020.

First Quarter 2020 and Subsequent Period Highlights

•
Proactive steps taken to manage the impact of the novel coronavirus ("COVID-19") pandemic; operations maintained in Turkey and Greece: The Company's mines in Turkey and Greece remained operational throughout Q1. Measures to prevent the spread of COVID-19 and ensure safe working environments were implemented across Eldorado's global sites.

•
Lamaque placed back into operations after temporary suspension, permit for increased underground production received: On March 25, 2020 in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, the Company temporarily ceased mining and processing operations at Lamaque. Operations were restarted on April 15, 2020, however, exploration drilling activities continue to be curtailed in accordance with the mandated restrictions. The Company also received a Certificate of Authorization from the Quebec Ministry of Environment to allow for the expansion of Triangle underground mine production at Lamaque from 1,800 tonnes per day ("tpd") to 2,650 tpd.

•
Supporting our communities in response to COVID-19 pandemic: The Company has allocated an initial $500,000 of financial and in-kind support to local communities in Turkey, Canada, Greece, Romania and Brazil so that they may better respond to impacts of the pandemic. Donations include: personal protective equipment and sanitizing products, medical equipment for local hospitals, and food and other supplies for vulnerable populations.

•
Partial draw-down of credit facility as proactive measure: On March 30, 2020, the Company drew $150 million under its revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. The Company has no immediate need for the funds, however, proceeds will be used for general corporate purposes, as required.

•
Steady production and 2020 annual guidance maintained: Gold production totalled 115,950 ounces in Q1 2020, an increase of 40% from Q1 2019 production of 82,977 ounces. Eldorado is maintaining its 2020 annual guidance of 520,000 - 550,000 ounces of gold at an all-in sustaining cost of $850-950 per ounce sold.

•	All-in sustaining costs lower quarter-on-quarter: Q1 2020 all-in-sustaining costs of $952 per ounce sold were lower than Q1 2019 ($1,132 per ounce sold).

•
Strong financial liquidity: The Company currently has $363.6 million of cash, cash equivalents and term deposits and approximately $36 million available under the remaining $100 million of the revolving credit facility, with $64 million of capacity on the facility allocated to secure certain reclamation obligations in connection with its operations.

•
Net loss and adjusted net earnings attributable to shareholders: Q1 2020 net loss attributable to shareholders of the Company was $4.9 million or $0.03 loss per share (Q1 2019: net loss attributable to shareholders of the Company of $27.0 million, or $0.17 loss per share). Adjusted net earnings attributable to shareholders of the Company in Q1 2020 was $12.5 million, or $0.08 per share (Q1 2019: adjusted net loss attributable to shareholders of the Company of $21.1 million, or $0.13 loss per share).

1

•
Increased EBITDA: Q1 2020 EBITDA was $84.7 million ($4.9 million in Q1 2019) and Q1 2020 adjusted EBITDA was $90.0 million ($12.5 million in Q1 2019). Adjustments in both periods included, among other things, share based compensation and losses on asset disposals.

“Operational performance in the first quarter of 2020 was exceptional under extraordinary conditions as we effectively responded to the global COVID-19 pandemic. I would like to recognize the efforts of all of our employees who have worked tirelessly and implemented the necessary controls to minimize risks to our people, families, neighbouring communities and our business”, said George Burns, President and CEO.

“The Company has been agile in its decision making, including implementing proactive measures to protect its balance sheet. With approximately $400 million in total liquidity at quarter end, Eldorado is well capitalized and positioned to maintain its strategic goals as we begin paying down our term loan in June of this year. "

“At this time, we are maintaining our guidance for 2020 and we will continue to evaluate capital allocation, operational profitability and monitor the potential impacts of COVID-19, including staffing levels. The sites are operating at approximately 75% of normal levels as staff considered to be high-risk have been asked to stay at home. We do not expect this to affect production in the near term but we are reviewing the potential longer term impact as certain discretionary activities such as waste stripping, underground development and drilling are temporarily reduced. We continue to track this situation closely and are actively working with sites to transition back to normal staffing levels.”

Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2020	2019
Revenue (1)	$204.7	$80.0
Gold revenue (1)	$183.7	$54.5
Gold produced (oz) (2)	115,950	82,977
Gold sold (oz) (1)	116,219	43,074
Average realized gold price ($/oz sold) (6)	$1,580	$1,265
Cash operating costs ($/oz sold) (3,6)	627	625
Total cash costs ($/oz sold) (3,6)	678	652
All-in sustaining costs ($/oz sold) (3,6)	952	1,132
Net loss for the period (4)	(4.9)	(27.0)
Net loss per share – basic ($/share) (4)	(0.03)	(0.17)
Adjusted net earnings (loss) (4,5,6,7)	12.5	(21.1)
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	0.08	(0.13)
Cash flow from operating activities before changes in working capital (6,8)	69.4	8.2
Free cash flow (6)	7.2	(64.0)
Cash, cash equivalents and term deposits	$363.6	$227.5

(1)	Excludes sales of inventory mined at Lamaque during the pre-commercial production period (Q1 2019).

(2)	Includes pre-commercial production at Lamaque (Q1 2019).

(3)	By-product revenues are off-set against cash operating costs.

(4)	Attributable to shareholders of the Company.

(5)	See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the MD&A section 'Non-IFRS Measures'.

(6)	These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

(7)	Q1 2019 has been adjusted to conform with 2020 presentation. See the MD&A section 'Non-IFRS Measures' for detail.

(8)	Q1 2019 amount has been adjusted to reflect reclassifications in cash flow from operating activities in the current period.

Gold production of 115,950 ounces increased from 82,977 ounces in the first quarter of 2019. Gold sales in Q1 2020 totalled 116,219 ounces, compared with 43,074 ounces sold in Q1 2019. The higher sales volume compared with the prior year reflected increases at all mines, primarily 26,728 ounces sold from Lamaque following its commencement of commercial operations in April 2019, an additional 24,345 ounces sold from Kisladag following the resumption of mining activities in April 2019 and an additional 17,403 ounces sold from Efemcukuru due to delays in sales in Q1 2019.

2

Total revenue was $204.7 million in Q1 2020, an increase of 156% from total revenue of $80.0 million in Q1 2019. The increase was due to increased sales volumes combined with higher gold prices and included $42.8 million of revenue contributed by Lamaque following the commencement of commercial operations in April 2019.
Cash operating     costs in Q1 2020 averaged $627 per ounce sold, a slight increase from $625 per ounce sold in Q1 2019. The increase was primarily due to cash operating costs per ounce sold at Efemcukuru and Lamaque being negatively impacted by mining and processing lower-grade ore in the quarter, resulting in fewer ounces produced. Cash operating costs per ounce sold at Olympias were also negatively impacted by lower silver and base metal prices, which reduce cash operating costs as by-product credits. These increases were almost fully offset by a decrease in cash operating costs per ounce sold at Kisladag in Q1 2020 as a result of the partial reallocation of processing costs to ounces in leach pad inventory following the resumption of mining in April 2019.
We reported a net loss attributable to shareholders of $4.9 million ($0.03 loss per share) in Q1 2020, compared to a net loss of $27.0 million ($0.17 loss per share) in Q1 2019. Net loss in Q1 2020 is primarily attributable to increased finance costs and increased tax expense in line with higher sales volumes and the weakening of local currencies in which income tax is determined.
Adjusted net earnings were $12.5 million ($0.08 per share) in Q1 2020, compared to adjusted net loss of $21.1 million ($0.13 loss per share) in Q1 2019. Adjusted net earnings in Q1 2020 removes, among other things, a $12.2 million loss on foreign exchange due to translation of deferred tax balances and the $4.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt.

Response to the COVID-19 Pandemic
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. These include:

•
Task observations to ensure that workplace controls in place are effective in maintaining physical distance. Procedures will be modified where necessary to create safe distance. Tasks that cannot be effectively modified are discontinued until an appropriate change can be implemented.

•	Pre-emptive measures such as temperature screening before accessing sites, encouraging increased hand-washing and physical-distancing and limiting all non-essential travel.

•	Advising employees to stay at home if they are at risk or have family members at home at risk.

•
Following recommendations of the World Health Organization, local health authorities and advice of jurisdictional governments. We have taken precautionary steps to educate our employees about the symptoms and transmission of the virus with clear instructions on what to do if they feel unwell.

•	Isolation procedures, should an employee or contractor test positive for COVID-19.

•	Limiting access to our offices and sites to essential people only to reduce unnecessary exposure. We have also implemented controls during delivery of supplies and materials to our offices and sites.

•	Working with local communities to distribute hygiene supplies and to educate them on preventative measures to reduce the spread of the virus.
We have been prudent in preparing for the uncertainty around COVID-19 and how it will affect our business. We implemented a crisis management plan in early March and are continuing to optimize and improve our approach to this situation through observations and learning, sharing information across our sites and across our industry. We continue to monitor our operating environments closely and are continuing to take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.

3

Operations Update
Gold Operations

	3 months ended March 31,
	2020	2019
Total
Ounces produced (1)	115,950	82,977
Ounces sold (2, 4)	116,219	43,074
Cash operating costs ($/oz sold) (4,5)	$627	$625
All-in sustaining costs ($/oz sold) (4,5)	$952	$1,132
Sustaining capital expenditures (5)	$19.4	$10.8
Kisladag
Ounces produced (3)	50,176	27,247
Ounces sold	51,600	27,255
Cash operating costs ($/oz sold) (5)	$451	$558
All-in sustaining costs ($/oz sold) (5)	$578	$703
Sustaining capital expenditures (5)	$3.0	$3.1
Lamaque
Ounces produced (1)	27,353	19,678
Ounces sold (2)	26,728	n/a
Cash operating costs ($/oz sold) (5)	$641	n/a
All-in sustaining costs ($/oz sold) (5)	$1,042	n/a
Sustaining capital expenditures (5)	$8.3	n/a
Efemcukuru
Ounces produced	23,239	26,124
Ounces sold (4)	23,221	5,818
Cash operating costs ($/oz sold) (4,5)	$642	$636
All-in sustaining costs ($/oz sold) (4,5)	$864	$1,394
Sustaining capital expenditures (5)	$3.1	$3.6
Olympias
Ounces produced	15,182	9,928
Ounces sold	14,670	10,001
Cash operating costs ($/oz sold) (5)	$1,196	$800
All-in sustaining costs ($/oz sold) (5)	$1,646	$1,284
Sustaining capital expenditures (5)	$5.0	$4.1

(1)	Includes pre-commercial production at Lamaque (Q1 2019).

(2)	Excludes sales of inventory produced at Lamaque during the pre-commercial production period (Q1 2019).

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)	Efemcukuru unit costs in Q1 2019 were impacted by lower ounces sold resulting from delayed shipments in Q1 2019 that were completed in Q2 2019.

(5)	These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

4

Conference Call
A conference call to discuss the details of the Company’s Q1 2020 results will be held by senior management on Friday, May 1, 2020 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20200501.html.

Conference Call Details		Replay (available until June 5, 2020)
Date:	May 1, 2020	Vancouver:	+1 604 638 9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	+1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	4286
Toll free:	+1 800 319 4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts
Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com
Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

5

Non-IFRS Measures
Certain non-IFRS measures are included in this press release, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss), adjusted net earnings/(loss) per share, working capital, cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA"), free cash flow and sustaining capital. Please see the March 31, 2020 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations, our guidance and outlook, including expected production, cost guidance and recoveries of gold, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag through further metallurgical tests on deeper material, completion and results of waste stripping at Kisladag, improved production at Olympias, completion and results of construction and the PEA at Lamaque, completion of construction at Skouries, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID 19 pandemic, geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: global outbreaks of infectious diseases, including COVID-19, results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

6

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$308,780	$177,742
Term deposits		54,800	3,275
Marketable securities		2,889	3,828
Accounts receivable and other	4	71,506	75,310
Inventories	5	165,579	163,234
Current portion of employee benefit plan assets		5,777	—
Assets held for sale		11,956	12,471
		621,287	435,860
Restricted cash		1,906	3,080
Other assets		29,145	22,943
Employee benefit plan assets		—	6,244
Property, plant and equipment		4,067,082	4,088,202
Goodwill		92,591	92,591
		$4,812,011	$4,648,920
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$131,067	$139,104
Current portion of lease liabilities		9,409	9,913
Current portion of debt	6	216,667	66,667
Current portion of asset retirement obligations		1,783	1,782
Current portion of employee benefit plan obligations		1,080	—
Liabilities associated with assets held for sale		4,219	4,257
		364,225	221,723
Debt	6	418,458	413,065
Lease liabilities		13,148	15,143
Employee benefit plan obligations		17,084	18,224
Asset retirement obligations		94,175	94,235
Deferred income tax liabilities		415,413	412,717
		1,322,503	1,175,107
Equity
Share capital	10	3,075,100	3,054,563
Treasury stock		(8,314)	(8,662)
Contributed surplus		2,628,820	2,627,441
Accumulated other comprehensive loss		(30,062)	(28,966)
Deficit		(2,234,747)	(2,229,867)
Total equity attributable to shareholders of the Company		3,430,797	3,414,509
Attributable to non-controlling interests		58,711	59,304
		3,489,508	3,473,813
		$4,812,011	$4,648,920

Approved on behalf of the Board of Directors
(Signed) John Webster        Director         (Signed) George Burns        Director

Date of approval: April 30, 2020

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2020 for notes to the accounts.
7

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2020	Three months ended March 31, 2019
Revenue
Metal sales	7	$204,655	$80,024

Cost of sales
Production costs		101,362	51,921
Depreciation and amortization		52,363	20,161
		153,725	72,082

Earnings from mine operations		50,930	7,942

Exploration and evaluation expenses		3,227	5,365
Mine standby costs	8	4,030	7,993
General and administrative expenses		8,287	6,953
Employee benefit plan expense		691	599
Share-based payments expense	11	1,795	2,902
Write-down of assets		203	17
Foreign exchange gain		(762)	(245)
Earnings (loss) from operations		33,459	(15,642)

Other (loss) income	9	(1,320)	1,633
Finance costs	9	(16,207)	(7,331)
Earnings (loss) from operations before income tax		15,932	(21,340)

Income tax expense		21,405	6,032
Net loss for the period		$(5,473)	$(27,372)

Attributable to:
Shareholders of the Company		(4,880)	(26,965)
Non-controlling interests		(593)	(407)
Net loss for the period		$(5,473)	$(27,372)

Weighted average number of shares outstanding (thousands)
Basic		165,211	158,318
Diluted		165,211	158,318

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(0.03)	$(0.17)
Diluted loss per share		$(0.03)	$(0.17)

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2020 for notes to the accounts.
8

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2020	Three months ended March 31, 2019

Net loss for the period	$(5,473)	$(27,372)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax	(868)	147
Actuarial losses on employee benefit plans, net of tax	(228)	(346)
Total other comprehensive loss for the period	(1,096)	(199)
Total comprehensive loss for the period	$(6,569)	$(27,571)

Attributable to:
Shareholders of the Company	(5,976)	(27,164)
Non-controlling interests	(593)	(407)
	$(6,569)	$(27,571)

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2020 for notes to the accounts.
9

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2020	Three months ended March 31, 2019
Cash flows generated from (used in):
Operating activities
Net loss for the period		$(5,473)	$(27,372)
Items not affecting cash:
Depreciation and amortization		52,927	19,942
Finance costs		16,224	7,331
Interest income		(389)	(1,215)
Unrealized foreign exchange gain		(2,538)	(173)
Income tax expense		21,405	6,032
Write-down of assets		203	17
Loss on disposal of assets		2,454	62
Share-based payments expense	11	1,795	2,902
Employee benefit plan expense		691	599
		87,299	8,125
Property reclamation payments		(526)	(900)
Employee benefit plan payments		(236)	—
Income taxes paid		(14,719)	—
Interest paid		(2,770)	(250)
Interest received		389	1,215
Changes in non-cash working capital	12	(16,170)	(8,818)
Net cash generated from (used in) operating activities		53,267	(628)

Investing activities
Purchase of property, plant and equipment		(40,482)	(65,920)
Proceeds from the sale of property, plant and equipment		22	380
Proceeds on pre-commercial production sales, net		—	4,553
Value added taxes related to mineral property expenditures, net		(5,651)	(2,371)
Increase in term deposits		(51,525)	(26)
Decrease (increase) in restricted cash		1,174	(446)
Net cash used in investing activities		(96,462)	(63,830)

Financing activities
Cash received for issuance of common shares		26,836	—
Proceeds from borrowings	6	150,000	—
Principal portion of lease liabilities		(2,534)	(1,074)
Net cash generated from (used in) financing activities		174,302	(1,074)

Net increase (decrease) in cash and cash equivalents		131,107	(65,532)
Cash and cash equivalents - beginning of period		177,742	286,312
Cash decrease in disposal group held for sale		(69)	—
Cash and cash equivalents - end of period		$308,780	$220,780

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2020 for notes to the accounts.
10

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2020	Three months ended March 31, 2019
Share capital
Balance beginning of period		$3,054,563	$3,007,924
Shares issued upon exercise of share options, for cash		424	—
Transfer of contributed surplus on exercise of options		170	—
Shares issued to the public, net of share issuance costs		19,943	—
Balance end of period	10	$3,075,100	$3,007,924

Treasury stock
Balance beginning of period		$(8,662)	$(10,104)
Shares redeemed upon exercise of restricted share units		348	835
Balance end of period		$(8,314)	$(9,269)

Contributed surplus
Balance beginning of period		$2,627,441	$2,620,799
Share-based payments		1,897	1,902
Shares redeemed upon exercise of restricted share units		(348)	(835)
Transfers to share capital on exercise of options		(170)	—
Balance end of period		$2,628,820	$2,621,866

Accumulated other comprehensive loss
Balance beginning of period		$(28,966)	$(24,494)
Other comprehensive loss for the period		(1,096)	(199)
Balance end of period		$(30,062)	$(24,693)

Deficit
Balance beginning of period		$(2,229,867)	$(2,310,453)
Loss attributable to shareholders of the Company		(4,880)	(26,965)
Balance end of period		$(2,234,747)	$(2,337,418)
Total equity attributable to shareholders of the Company		$3,430,797	$3,258,410

Non-controlling interests
Balance beginning of period		$59,304	$63,414
Loss attributable to non-controlling interests		(593)	(407)
Balance end of period		$58,711	$63,007
Total equity		$3,489,508	$3,321,417

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2020 for notes to the accounts.
11